Registration No.  333-68516

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED (Exact name of registrant as specified in its charter)


              South Carolina                           56-2128483
      (State or other jurisdiction                  (I.R.S. Employer
       of incorporation or organization)            Identification Number)

                1426 Main Street, Columbia, South Carolina 29201
                                 (803) 217-9000

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                               H. T. Arthur, Esq.
                    Senior Vice President and General Counsel
                                SCANA Corporation
                                1426 Main Street
                         Columbia, South Carolina 29201
                                 (803) 217-8547

 (Name, address, including zip code and telephone number, including area code, of agent for service)

                                   COPIES TO:

       John W. Currie, Esq.                      J. Michael Parish, Esq.
      McNair Law Firm, P. A.                    Thelen Reid & Priest, LLP
 1301 Gervais Street - 17th Floor                  40 West 57th Street
  Columbia, South Carolina 29201                 New York, New York 10019
          (803) 799-9800                              (212) 603-2154

Approximate date of commencement of proposed sale to the public: After the effective date of this registration statement, as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                      Proposed        Proposed
   Title of each                      maximum          maximum        Amount of
class of securities   Amount to    offering price     aggregate     registration
 to be registered   be registered    per unit*     offering price*       fee

 Medium Term Notes   $300,000,000       100%         $300,000,000     $75,000

* Estimated solely for the purpose of calculating the registration fee.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION DATED DECEMBER___, 200 .


                                   PROSPECTUS

                                  $300,000,000
             Public Service Company of North Carolina, Incorporated
                                Medium Term Notes
                             Due Nine Months or More
                               from Date of Issue

             Public Service Company of North Carolina, Incorporated
                                1426 Main Street
                         Columbia, South Carolina 29201
                                 (803) 217-9000

         The terms for each Note that are not specified in this prospectus will be included in pricing supplements to this prospectus. We will receive between $299,625,000 and $297,750,000 of the proceeds from the sale of the Notes, after paying the agents' commissions of between $375,000 and $2,250,000. We may sell the Notes at one or more times. Some or all of the following terms will apply to the Notes:

o    Mature nine months or more from date of issue
o Priced at 100% of face value, unless otherwise specified in a pricing supplement
o Fixed or floating interest rate. The floating interest rate formula may be based on:
o    Commercial paper rate
o    LIBOR rate
o    Treasury rate
o    Any other base rate specified in a pricing supplement
o Interest paid on fixed rate Notes on April 1 and October 1, unless otherwise specified in a pricing supplement
o Interest paid on floating rate Notes monthly, quarterly, semi-annually, annually or as otherwise specified in a pricing supplement
o Issued in book-entry form except under circumstances described in this prospectus o Subject to redemption and repurchase at the option of the holder or at our option o Minimum denominations of $1,000, increased in multiples of $1,000

         We urge you to carefully read this prospectus and the applicable pricing supplement, which will describe the specific terms of the offering, before you make your investment decision.

         A pricing supplement will name any agents involved in the sale of Notes and will describe any compensation not described in this prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or any pricing supplement. Any representation to the contrary is a criminal offense.


UBS Warburg
          Credit Suisse First Boston
                                   Banc of America Securities LLC
                                                       Wachovia Securities, Inc.

                                           The date of this prospectus is , .
                                                                           -


                                Table of Contents

                                                                        Page

About this Prospectus...................................................  5
Where You Can Find More Information.....................................  5
Public Service Company of North Carolina, Incorporated..................  6
Summary Consolidated Financial and Operating Information................  6
Ratio of Earnings to Fixed Charges......................................  7
Use of Proceeds.........................................................  7
Description of the Notes................................................  7
Book-Entry System.......................................................  19
Plan of Distribution....................................................  21
Experts.................................................................  21
Validity of the Notes...................................................  21
Glossary................................................................  22

                              About This Prospectus

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, we may sell any or all of the Notes described in this prospectus in one or more offerings up to a total dollar amount of $300,000,000. This prospectus provides you with a general description of the Notes. Each time we sell Notes, we will provide a pricing supplement that will contain specific information about the terms of that offering. The pricing supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the relevant pricing supplement, together with the additional information described under the heading "Where You Can Find More Information."

                       Where You Can Find More Information

         We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

     This prospectus does not repeat important information that you can find elsewhere in the registration statement and in the reports and other documents which we file with the SEC under the Securities Exchange Act of 1934. The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede that information. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2000, as amended on October 1, 2001, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, as amended on October 1, 2001, our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, our Current Report on Form 8-K dated February 12, 2001, and all future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we sell all of the Notes. In addition, we are also incorporating by reference any additional documents that we file with the SEC pursuant to these sections of the Exchange Act after the date of the filing of the registration statement containing this prospectus and prior to the date of effectiveness of the registration statement.

         We are not required to, and do not, provide annual reports to holders of our debt securities unless specifically requested by a holder.

         You may request a copy of our SEC filings at no cost by writing or telephoning us at the following address:

                                H. John Winn, III
              Manager - Investor Relations and Shareholder Services
                                SCANA Corporation
                         Columbia, South Carolina 29218

                                 (803) 217-9240

         You may obtain more information by contacting our Internet website at http://www.psnc.com (which is not intended to be an active hyperlink). The information on our Internet website is not incorporated by reference in this prospectus, and you should not consider it part of this prospectus.

         You should rely only on the information we incorporate by reference or provide in this prospectus or any pricing supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any pricing supplement is accurate as of any date other than the date on the front of those documents.

             Public Service Company of North Carolina, Incorporated

         We are a public utility engaged primarily in transporting, distributing and selling natural gas to approximately 363,000 residential, commercial and industrial customers in North Carolina. In connection with our natural gas distribution business, we promote, sell and install both new and replacement cooking, water heating, laundry, space heating, cooling and humidity control natural gas appliances and equipment. Through a nonregulated subsidiary, we provide conversion and maintenance services for natural gas-fueled vehicles in selected cities in and beyond our certificated territory.

         Our 28-county certificated service territory includes Raleigh, Durham and the Research Triangle Park area in the north central portion of the state, which accounted for approximately 62% of our customers and 55% of our total gas sales and transportation as of September 30, 2001. Our central North Carolina area includes the cities of Gastonia, Concord and Statesville, located in the Charlotte metropolitan statistical area, which accounted for 25% of customers and 29% of total gas sales and transportation as of September 30, 2001. Our western area includes Asheville, Hendersonville and Brevard, which accounted for the remaining 13% of customers and 16% of total gas sales and transportation as of September 30, 2001. Our diversified industrial base in our service territory includes manufacturers of textiles, chemicals, ceramics and clay products, glass, automotive products, minerals, pharmaceuticals, plastics, metals, electronic equipment, furniture and a variety of food and tobacco products. The North Carolina Utilities Commission regulates our utility operations.

         We were organized as a North Carolina corporation in 1938 and merged into a South Carolina corporation in connection with our acquisition, through merger, by SCANA Corporation, a South Carolina corporation ("SCANA") on February 10, 2000. We are now a wholly-owned subsidiary of SCANA, a registered holding company under the Public Utility Holding Company Act of 1935, as amended. Our principal executive offices are located at 1426 Main Street, Columbia, South Carolina 29201, telephone (803) 217-9000.

         The information above concerning us is only a summary and does not purport to be comprehensive. For additional information concerning us, you should refer to the information described in "Where You Can Find More Information."

            Summary Consolidated Financial and Operating Information
                              (Millions of Dollars)
                                   (Unaudited)

                             Nine Months      Fiscal Year     Fiscal Year
                              Ended             Ended            Ended
                            September 30,    December 31,     September 30,
                                 2001          2000 (1)           1999
                           ---------------  ---------------  ---------------


Statement of Income Data:
Operating Revenues                  $343          $547            $298
Operating Income(2)                  $27           $57             $53
Cumulative Effect of
  Accounting Change                    -            $7               -
Net Income                            $6           $28             $24

Balance Sheet Data:
Net Utility Plant(3)                $983          $976            $534
Total Assets                      $1,162        $1,253            $649
Long Term Debt (including
 current portion)                   $299          $149            $164
Stockholder's Investment            $706          $712            $233

(1) Effective January 1, 2000 we changed our fiscal year from September 30 to December 31.
(2) Beginning with the Form 10-Q for June 30, 2000, income taxes were separately reported in the income statement and were no longer included as a component of operating expenses. Operating Income for each period presented reflects this reporting reclassification.
(3) Net Utility Plant increased significantly in 2000 as a result of the acquisition by SCANA. The application of push down accounting for the acquisition resulted in a $466 million acquisition adjustment.

                       Ratio of Earnings to Fixed Charges

         Our historical ratios of earnings to fixed charges are as follows:

                       Fiscal Year Ended
 Twelve Months Ended   December 31,           Fiscal Year Ended September 30,
 September 30, 2001        2000             1999     1998      1997       1996
---------------------------------------- -------- -------- --------- ----------

        3.03               3.05             3.18     3.22      3.41       3.62



For purposes of this ratio, earnings represent pre-tax income from continuing operations (exclusive of earnings from equity investees) plus fixed charges and distributed income from equity investees. Fixed charges represent interest charges, amortization of debt expense, and the estimated interest portion of annual rentals.

                                 Use of Proceeds

         Unless we state otherwise in a pricing supplement, the net proceeds from the sale of the Notes will be used to retire short-term indebtedness or for other general corporate purposes. Pending application of the net proceeds for specific purposes, we may invest the proceeds in short-term or marketable securities.

                            Description of the Notes

General

         We will issue the Notes under an Indenture dated as of January 1, 1996, as supplemented, between us and First Union National Bank, formerly known as First Union National Bank of North Carolina, as Trustee. A copy of the Indenture, as supplemented, has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. This prospectus briefly outlines some of the provisions of the Indenture and the supplements to the Indenture. If you would like more information on those provisions, please review the Indenture and the supplements to the Indenture that we filed with the SEC. See "Where You Can Find More Information" on how to obtain a copy of the Indenture and the supplements to the Indenture. You may also review the Indenture and the supplements to the Indenture at the Trustee's offices at First Union National Bank, 1441 Main Street, Suite 440, Columbia, South Carolina 29201, Attention: Corporate Trust Department.

         Capitalized terms used under this heading which are not otherwise defined in this prospectus have the meanings given those terms in the Indenture. The summaries under this heading are not detailed. Whenever particular provisions of the Indenture or terms defined in the Indenture are referred to, those statements are qualified by reference to the Indenture. References to article and section numbers under this heading, unless otherwise indicated, are references to article and section numbers of the Indenture.

         The Notes and all other debentures, notes or other evidences of indebtedness issued under the Indenture will be unsecured and will in all respects be equally and ratably entitled to the benefits of the Indenture, without preference, priority or distinction, and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Indenture does not limit the amount of debt securities that can be issued thereunder, and we may issue Notes in one or more series. The Indenture also allows us to "reopen" any series of debt securities (including any series of Notes) by issuing additional debt securities of that series, if permitted by the terms of that series. Further, the Indenture does not limit our incurring or issuing other unsecured debt or secured debt, except to the extent described under "Covenants, Consolidation, Merger, Etc." Agreements governing our other outstanding funded debt generally prohibit us from issuing:

o additional funded debt unless, after giving effect to the issuance of such funded debt, our consolidated funded debt (plus our excess short-term debt (as defined below) while the 1992 Debentures are outstanding) is equal to or less than 70% of consolidated capitalization and our earnings available for fixed charges for a recent 12-month period are at least equal to 175% of fixed charges for that period; and

o any short-term debt, unless such short-term debt is unsecured and, for a period of 60 consecutive days during each consecutive 12-month period beginning October 1 in each year, all short-term debt does not exceed an amount equal to 5% of the sum of (1) the funded debt of us and our subsidiaries and (2) the tangible net worth of us and our subsidiaries (such amount of short term debt in excess of 5% of the sum of (1) and (2) being referred to herein as "excess short-term debt"); provided, however, that we may also issue short-term debt if, for each day within the 60-day period referred to in this paragraph, we could issue additional funded debt pursuant to the foregoing paragraph in an amount equal to the excess short-term debt outstanding on such day, and bearing interest at a rate equal to the weighted average of the rates respectively borne by each item of short-term debt then outstanding.

         Each pricing supplement which accompanies this prospectus will set forth some or all of the following information to describe a particular series of Notes:

o    any limit upon the aggregate principal amount of the Notes;

o the date or dates on which the principal of and premium, if any, on the Notes will be payable;

o the rate or rates at which the Notes will bear interest, if any (or the method of calculating the rate); the date or dates from which the interest will accrue; the date or dates on which the interest will be payable ("Interest Payment Dates"); and the record date or dates for the interest payable on the Interest Payment Dates;

o any option on our part to redeem the Notes and redemption terms and conditions;

o any obligation on our part to redeem or purchase the Notes in accordance with any sinking fund or analogous provisions or at the option of the holder and the relevant terms and conditions for that redemption or purchase;

o    the denominations of the Notes;

o whether the Notes are subject to a book-entry system of transfers and payments; and

o    any other  particular  terms of the Notes and of their  offering.  (Section
     3.1)

Payment of Notes

         Unless otherwise provided in a pricing supplement, we will pay any interest due on each Note to the person in whose name that Note is registered as of the close of business on the record date relating to each Interest Payment Date. At our option, interest on registered Notes may be paid (1) by check mailed to the address of the person entitled thereto or (2) by wire transfer to an account maintained by the person entitled thereto, all as specified on the register of holders of debt securities maintained by the Trustee. If there is a default in the payment of interest on the Notes, we may either (1) choose a special record date and pay the holders of the Notes at the close of business on that date, or (2) pay the holders of the Notes in any other lawful manner. (Section 3.7)

         We will pay principal of, any premium and interest due on, the Notes at maturity or upon earlier redemption or repayment of a Note upon surrender of that Note at the office of the paying agent (currently, the Trustee's office located at 1525 West W.T. Harris Boulevard, #3C3, Charlotte, North Carolina 28288-1153, Attention: Corporate Trust Operations). (Section 3.1, Fourth Supplemental Indenture Section 1.01) The applicable pricing supplement identifies any other place of payment and any other paying agent. We may change the place at which the Notes will be payable (Section 9.2), may appoint one or more additional paying agents and may remove any paying agent, all at our discretion (Section 3.1, Fourth Supplemental Indenture Section 101). Further, if we provide money to the Trustee or a paying agent to be used to make payments of principal of, premium (if any) or interest on any Note and that money has not rightfully been claimed two years after the applicable principal, premium or interest payment is due, then we may instruct the paying agent to remit that money to us, and any holder of a Note seeking those payments may thereafter look only to us for that money. (Section 9.3)

         If interest is payable on a day which is not a Business Day, in the case of Fixed Rate Notes (as defined below) only, payment will be postponed to the next Business Day, and no additional interest will accrue as a result of the delayed payment. If any Interest Payment Date (other than a Maturity Date) for a Floating Rate Note is not a Business Day, the payment due on such day shall be made on the next succeeding Business Day and interest shall continue to accrue to but not including such succeeding Business Day. In addition, for LIBOR Rate Notes, if the next Business Day is in the next calendar month, interest will be paid on the preceding Business Day.

         "Business Day" means any day other than a Saturday or Sunday that (1) is not a day on which banking institutions in Washington, D.C., or in New York, New York, are authorized or obligated by law or executive order to be closed, and (2) with respect to LIBOR Rate Notes only, is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

      The "record date" will be 15 calendar days prior to each Interest Payment Date, whether or not that day is a Business Day, unless otherwise indicated in this prospectus or in the applicable pricing supplement.

         All percentages resulting from any calculation of Notes will be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655) and 9.876544%
(or .09876544) being rounded to 9.87654% (or .0987654)), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upwards).

Interest Rates Payable on Notes

         We have provided a glossary at the end of this prospectus to define the capitalized words used in discussing the interest rates payable on the Notes. Whenever we refer to time in this section, we mean the time as in effect in New York, New York, unless otherwise specified.

         The interest rate on the Notes will either be fixed or floating.

         Fixed Rate Notes

     If we issue Notes that bear interest at a fixed rate (the "Fixed Rate Notes"), the applicable pricing supplement will designate the fixed rate of interest payable on the Notes. Unless otherwise set forth in the applicable pricing supplement:

o Interest on Fixed Rate Notes will be payable semi-annually each April 1 and October 1 and at maturity or upon earlier redemption or repayment.

o Record dates for Fixed Rate Notes will be March 15 (for interest to be paid on April 1) and September 15 (for interest to be paid on October 1). Interest payments will be the amount of interest accrued to, but excluding, each April 1 and October 1.

o    Interest will be computed using a 360-day year of twelve 30-day months.

         Floating Rate Notes

         General. Each Note that bears interest at a floating rate (the "Floating Rate Notes") will have an interest rate formula which may be based on one of the following base rates, as determined by the pricing supplement:

o    the commercial paper rate (the "Commercial Paper Rate Note");

o    LIBOR (the "LIBOR Rate Note");

o    the treasury rate (the "Treasury Rate Note"); or

o    any other base rate specified in the pricing supplement.

         The pricing supplement will also indicate the Spread and/or Spread Multiplier, if any. The interest rates applicable to the Floating Rate Notes will be equal to one of the base rates, plus or minus the Spread, if any, or multiplied by the Spread Multiplier, if any. Any Floating Rate Note may have either or both of the following:

o a maximum numerical interest rate limitation, or ceiling, on the rate of interest that accrues during any interest period; and

o a minimum numerical interest rate limitation, or floor, on the rate of interest that accrues during any interest period.

In addition, the interest rate on a Floating Rate Note will never be higher than the maximum rate permitted by applicable law, including United States law of general application.


     Date of Interest Rate Change. The interest rate on each Floating Rate Note may be reset daily, weekly, monthly, quarterly, semi-annually, annually or for any other period specified in the pricing supplement. The Interest Reset Date will be:

o    for Floating Rate Notes which reset daily, each Business Day;

o for Floating Rate Notes (other than Treasury Rate Notes) that reset weekly, Wednesday of each week;

o    for Treasury Rate Notes that reset weekly, Tuesday of each week;

o for Floating Rate Notes that reset monthly, the third Wednesday of each month;

o for Floating Rate Notes that reset quarterly, the third Wednesday of March, June, September and December;

o for Floating Rate Notes that reset semi-annually, the third Wednesday of the two months specified in the applicable pricing supplement;

o for Floating Rate Notes that reset annually, the third Wednesday of the month specified in the applicable pricing supplement; and

o for Floating Rate Notes which reset for other periods, the day of the week and month or months specified in the applicable pricing supplement.

         The initial interest rate or interest rate formula on each Floating Rate Note effective until the first Interest Reset Date will be shown in a pricing supplement. Thereafter, the interest rate will be the rate determined on the next Interest Determination Date, as explained below. Each time a new interest rate is determined, it will become effective on the subsequent Interest Reset Date. If any Interest Reset Date is not a Business Day, then the Interest Reset Date will be postponed to the next Business Day. However, in the case of a LIBOR Rate Note, if the next Business Day is in the next calendar month, the Interest Reset Date will be the immediately preceding Business Day. Further, if an applicable auction of Treasury Bills (as defined herein) falls on a day that would otherwise be an Interest Reset Date for Treasury Rate Notes, the Interest Reset Date will be the next Business Day.

         When Interest Rate is Determined. The Interest Determination Date for the Commercial Paper Rate (the "Commercial Paper Interest Determination Date") and for LIBOR (the "LIBOR Interest Determination Date") will be the second Business Day preceding each Interest Reset Date. The Interest Determination Date for the Treasury Rate (the "Treasury Rate Interest Determination Date") will be the day on which Treasury Bills would normally be auctioned. Treasury Bills are usually sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is usually held on Tuesday. However, the auction may be held on the preceding Friday. If an auction is held on the preceding Friday, that day will be the Interest Determination Date pertaining to the Interest Reset Date occurring in the next week.

         When Interest is Paid. Interest on Floating Rate Notes will be payable monthly, quarterly, semi-annually or annually, as provided in the pricing supplement. Except as provided below or in the pricing supplement, interest is paid as follows:

o for Floating Rate Notes on which interest is payable monthly, the third Wednesday of each month;

o for Floating Rate Notes on which interest is payable quarterly, the third Wednesday of March, June, September and December;

o for Floating Rate Notes on which interest is payable semi-annually, the third Wednesday of the two months specified in the applicable pricing supplement; and

o for Floating Rate Notes on which interest is payable annually, the third Wednesday of the month specified in the applicable pricing supplement.

         The interest payable for Floating Rate Notes (other than those Floating Rate Notes which reset daily or weekly) will be the amount of interest accrued
(1) from and including the date the applicable Floating Rate Notes were issued or (2) from but excluding the last date for which interest has been paid, to but excluding the Interest Payment Date for those Floating Rate Notes. For Floating Rate Notes which reset daily or weekly, the interest payable will be:

o the amount of interest accrued (a) from and including the date the applicable Floating Rate Notes were issued, or (b) from but excluding the last date for which interest has been paid, to and including the day immediately preceding the applicable Interest Payment Date; and


o at maturity, the amount of interest accrued (a) from and including the date the applicable Floating Rate Notes were issued or (b) from but excluding the last date in respect of which interest has been paid, to but excluding the maturity date for those Floating Rate Notes.

         The accrued interest for any period is calculated by multiplying the principal amount of a Floating Rate Note by an accrued interest factor. The accrued interest factor is computed by adding the interest factor calculated for each day in the period for which accrued interest is being calculated. The interest factor (expressed as a decimal) is computed by dividing the interest rate applicable to that date by 360, except for Treasury Rate Notes, for which it will be divided by the actual number of days in the year.

         "Calculation Date" means, unless otherwise specified in the Notes or a pricing supplement, the tenth calendar day after an Interest Determination Date or, if the tenth day is not a Business Day, the next Business Day. Unless otherwise provided in the pricing supplement, First Union National Bank is the "Calculation Agent" for the Floating Rate Notes, and, upon request of any holder of a Floating Rate Note, will provide (1) the interest rate then in effect and
(2) if available, the interest rate to be effective on the next Interest Reset Date for that Floating Rate Note.

         Commercial Paper Rate Notes. Each Commercial Paper Rate Note will bear interest at the rate (calculated with reference to the Commercial Paper Rate and the Spread and/or Spread Multiplier, if any) specified in that Commercial Paper Rate Note and in the pricing supplement.

         "Commercial Paper Rate" means, with respect to any Commercial Paper Rate Interest Determination Date, the Money Market Yield (calculated as described below) on such date of the rate for commercial paper having the Index Maturity specified in the applicable pricing supplement as published in H.15(519) (defined below) under the heading "Commercial Paper-Nonfinancial."

         The following procedures will occur if the rate cannot be set as described above:

o If the applicable rate is not published in H.15(519) by 3:00 P.M., New York City time, on the Calculation Date, then the Commercial Paper Rate will be the Money Market Yield, on that Commercial Paper Rate Interest Determination Date, of the rate for commercial paper having the Index Maturity specified in the applicable pricing supplement as published in
     H.15 Daily Update (as defined below) under the heading "Commercial Paper-Non financial," or any successor heading.


o If the applicable rate is not published in either H.15(519) or H.15 Daily Update by 3:00 P.M. New York City time on such Calculation Date, then the Commercial Paper Rate will be calculated by the Calculation Agent and will be the Money Market Yield of the average of the offered rates, as of approximately 11:00 A.M. New York City time on that Commercial Paper Rate Interest Determination Date, of three leading dealers of commercial paper in New York, New York, selected by the Calculation Agent for commercial paper of the applicable Index Maturity placed for a non-financial issuer whose bond rating is "AA," or the equivalent, from a nationally recognized statistical rating agency.


o If fewer than three dealers selected by the Calculation Agent are quoting rates as set forth above, the Commercial Paper Rate in effect for the applicable period will be the Commercial Paper Rate determined as of the immediately preceding Commercial Paper Rate Interest Determination Date.

         LIBOR Rate Notes. Each LIBOR Rate Note will bear interest at the rate (calculated with reference to LIBOR and the Spread and/or Spread Multiplier, if any) specified on the LIBOR Rate Note and in the pricing supplement, determined by the Calculation Agent as follows:

         The Calculation Agent will determine LIBOR as follows:

o With respect to any LIBOR Interest Determination Date, LIBOR will be determined by either:

(1) if "LIBOR Reuters" is specified in the pricing supplement, the average of the offered rates for deposits in the Designated LIBOR Currency having the Index Maturity specified in the applicable pricing supplement, beginning on the second Business Day immediately after that date, that appear on the Reuters Page as of 11:00 A.M., London time, on that date, if at least two offered rates appear on the Reuters Page, or

(2) if "LIBOR Telerate" is specified in the pricing supplement, the rate for deposits in the Designated LIBOR Currency having the Index Maturity specified in the applicable pricing supplement, beginning on the second Business Day immediately after that date, that appears on the Telerate Page as of 11:00 A.M., London time, on that date.

                  If neither LIBOR Reuters nor LIBOR Telerate is specified in the pricing supplement, LIBOR will be determined as if LIBOR Telerate (and, if the U.S. dollar is the Designated LIBOR Currency, Telerate page 3750) had been specified.

o In the case where (1) above applies, if fewer than two offered rates appear on the Reuters Page, or, in the case where (2) above applies, if no rate appears on the Telerate Page, LIBOR for that date will be determined as follows:

(1) LIBOR will be determined based on the rates at approximately 11:00 A.M., London time, on that LIBOR Interest Determination Date at which deposits in the Designated LIBOR Currency having the applicable Index Maturity are offered to prime banks in the London interbank market selected by four major banks in the London interbank market selected by the Calculation Agent for a single transaction in that market at that time (a
     "Representative Amount"). The offered rates must begin on the second Business Day immediately after that LIBOR Interest Determination Date.

(2) The Calculation Agent will request the principal London office of each of the four banks mentioned in (1) above to provide a quotation of its rate. If at least two such quotations are provided, LIBOR will equal the average of such quotations.

(3) If fewer than two quotations are provided, LIBOR will equal the average of the rates quoted as of 11:00 A.M., New York City time, on that date by three major banks in the applicable Principal Financial Center selected by the Calculation Agent. The rates will be for loans in the Designated LIBOR Currency to leading banks having the Index Maturity specified in the pricing supplement beginning on the second Business Day after that date and in a Representative Amount; and

(4) If fewer than three banks are quoting as mentioned in (3) above, the rate of interest in effect for the applicable period will be the same as the rate of interest in effect for the prior Interest Reset Period.

        "Designated LIBOR Currency" means, with respect to any LIBOR Note, the currency (including composite currency units), if any, designated in the applicable pricing supplement as the currency for which LIBOR will be calculated. If no such currency is designated in the Floating Rate Notes and the applicable pricing supplement, the Designated LIBOR Currency shall be U.S. dollars.

         Treasury Rate Notes. Each Treasury Rate Note will bear interest at the rate (calculated with reference to the Treasury Rate and the Spread and/or Spread Multiplier, if any) specified on the Treasury Rate Note and in the pricing supplement.

         "Treasury Rate" means, with respect to any Treasury Rate Interest Determination Date, the rate applicable to the most recent auction of direct obligations of the United States ("Treasury Bills") having the Index Maturity specified in the applicable pricing supplement on the display on Telerate on page 56 or 57 under the heading "INVESTMENT RATE."

         The following procedures will occur if the rate cannot be set as described above:

o If that rate is not published by 3:00 P.M., New York City time, on the applicable Calculation Date, the rate will be the auction average rate (expressed as a bond equivalent, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) for such auction as otherwise announced by the United States Department of the Treasury.

o If the results of the auction of Treasury Bills having the applicable Index Maturity are not reported by 3:00 P.M. New York City time on such Calculation Date, or if no such auction is held in a particular week, then the Treasury Rate shall be calculated by the Calculation Agent as follows:

(1) The rate shall be calculated as a yield to maturity (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the average of the secondary market bid rates, as of approximately 3:30 P.M. on such Treasury Rate Interest Determination Date, of three leading primary United States government securities dealers selected by the Calculation Agent for the issue of Treasury Bills with a remaining maturity closest to the specified Index Maturity; and

(2) If fewer than three dealers are quoting as mentioned, the rate of interest in effect for the applicable period will be the rate of interest in effect for the prior interest reset period.

Redemptions

         Redemption Elected by Us

         As specified in the applicable pricing supplement, we may either (1) redeem the Notes or (2) not redeem the Notes, prior to their stated maturity. If we can redeem the Notes, then the following terms will apply as specified in the applicable pricing supplement:

o    we may redeem all or some of the Notes at one time;

o we may redeem Notes on any date or after the date specified as the "Initial Redemption Date" in the applicable pricing supplement; and

o we may redeem Notes at the price specified in the applicable pricing supplement, together with accrued interest to the redemption date. (Section 10.1)

         If we redeem some or all of the Notes, the Trustee must notify you between 30 and 60 days before the redemption date (by first-class mail, postage prepaid) that some or all of the Notes will be redeemed. (Section 10.4) Further, if only a part of a Note is redeemed, then the holder of the unredeemed part of that Note will receive one or more new Notes. (Section 10.7) The Notes will not be subject to any sinking fund. (Section 11.1)

         Redemption Elected by You

         You may be able to instruct us to purchase the Note that you hold before that Note reaches its stated maturity date, in accordance with the terms of the Notes. (Section 3.1) To the extent that you have the right to ask us to purchase any Note, the applicable pricing supplement will specify the terms of that right, including (1) the date or dates on which that Note may be sold by you and (2) the price (plus accrued interest) that we must pay you for that Note.

         To instruct us to purchase your Note, you must deliver to the paying agent (currently, the Trustee), between 30 and 45 days before the date on which the Note may be sold by you, the following items:

o    the Note;

o the completed form entitled "Option to Elect Repayment" which will be printed on the reverse side of the Note; and

o a fax or letter from (1) a member of a national securities exchange, (2) a member of the National Association of Securities Dealers, Inc. or (3) a U.S. commercial bank or trust company containing the following information:

     (a)  your name;

     (b)  the principal amount of the Note you wish to sell;

     (c) the certificate number or a description of the tenor and terms of that Note;

     (d) a statement that you are exercising your option to elect repayment of the Note you hold; and

     (e) a guarantee that the Note and the completed form will be received by the paying agent within five Business Days after the date the fax or letter is received by the paying agent.

         Once you tender the Note to be redeemed to the paying agent, you may not revoke your earlier election. You may instruct us to purchase part of the Notes you hold, provided that the Notes you continue to hold after that redemption are outstanding in an authorized denomination of $1,000 and an integral multiple of $1,000.

         If a series of Notes is held in book-entry form by DTC or its nominee, as more particularly described under the heading "Book-Entry System," only it (as the actual holder of the Notes) may instruct us to purchase those Notes. However, you, as the beneficial owner of the Notes, may direct the broker or other direct or indirect participant through which you hold an interest in the Notes to notify DTC of your desire to have your Notes purchased (which will in turn notify us according to the above-mentioned procedures). Because different firms and brokers have different cut-off times for accepting instructions from their customers, you should consult your broker or other direct or indirect participant through which you hold an interest in the Notes to determine by when you must act, so that timely notice is delivered to DTC.

         At any time, we may purchase the Notes or beneficial ownership interests in the Notes (if they are held in book-entry form) at any price in the open market or otherwise. In our sole discretion, we may hold, resell or retire any Notes or beneficial ownership interests in those Notes that we purchase.

Defaults

         The following are defaults under the Indenture with respect to debt securities issued under the Indenture:

     (1) We fail to make payment of interest or certain additional amounts on the debt securities when due (if such default continues for 30 days);

     (2) We fail to make payment of principal or premium (if any) or deposit any mandatory sinking fund payment for the debt securities when due;

     (3) We file for bankruptcy or certain other events involving insolvency, receivership or bankruptcy occur; and

     (4) We fail to perform certain covenants or default under the Indenture or certain other agreements.

Certain of these events become defaults only after the lapse of prescribed periods of time and/or notice from the Trustee. (Section 5.1)

     Upon the occurrence of a default under the Indenture, either the Trustee or the holder of at least 33 1/3% in principal amount of outstanding debt securities of the affected series may declare the principal of and accrued interest, if any, on all outstanding debt securities immediately due and payable. However, if the default is cured, the holders of a majority in principal amount of outstanding debt securities of the affected series may rescind that declaration and annul the declaration and its consequences. (Section 5.2)

     The holders of a majority in principal amount of outstanding debt securities of the affected series may direct the time, method and place of conducting any proceeding for any remedy available under the Indenture to the Trustee or exercising any trust or power conferred on it with respect to debt securities of that series. (Section 5.8)

     No holder of any debt security of any series has the right to institute any proceeding with respect to the Indenture unless:

     o the holder previously gave written notice of a continuing default to the Trustee,

     o the holders of at least 25% in principal amount of outstanding debt securities of the affected series request in writing that the Trustee take action and tender to the Trustee reasonable indemnity against costs and liabilities,

     o    the Trustee declines to take action for 60 days thereafter, and

     o during such 60-day period, the holders of a majority in principal amount of outstanding debt securities of the affected series give no direction inconsistent with such written request;

provided, however, that each holder of a Note shall have the right to enforce payment of that Note when due. (Sections 5.9 and 5.10)

         The Trustee must notify the holders of the debt securities of any series within 90 days after a default has occurred with respect to those debt securities, unless that default has been cured or waived, provided, however, except in the case of a default in the payment of principal of, premium (if any), or interest or other amount payable on any debt security, the Trustee may withhold the notice if it determines that it is in the interest of those holders to do so. (Section 6.6)

Covenants, Consolidation, Merger, Etc.

     We are required under the Trust Indenture Act of 1939, as amended, to furnish to the Trustee at least once every year a certificate as to our compliance with the conditions and covenants under the Indenture. (Section 9.7)

     Except as described in the next paragraph, we will maintain our corporate existence, rights and franchises necessary to conduct our business properly. However, we are not required to preserve (a) the corporate existence of any of our subsidiaries or (b) any such right or franchise if we determine that its preservation is not desirable in the conduct of our business or its loss is not disadvantageous in any material respect to the holders of the outstanding debt securities of any series. (Section 9.4)

     We may not consolidate or merge with or into, or transfer or lease all or substantially all of our assets to, another entity, unless: (1) we are the continuing corporation, or, if not, the successor entity (a) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and (b) assumes by a supplemental indenture our obligations under the Indenture and (2) immediately after giving effect to such transaction there will be no continuing default under the Indenture. (Section 7.1)

         Limitations on Liens

     The Indenture provides that we will not, and will not permit any subsidiary to, incur, assume, or guarantee any indebtedness for borrowed money (referred to in this prospectus as "secured debt") secured by a mortgage, pledge, lien, charge, security interest, trust arrangement, conditional sale, or other title retention agreement, or other encumbrance of any nature whatsoever (referred to in this prospectus as "liens") on any property, if the sum, without duplication, of (a) the aggregate principal amount of all secured debt and (b) all Attributable Debt (as defined herein) in respect of sale and leaseback transactions (other than certain excluded sale and leaseback transactions) exceeds 15% of our Consolidated Net Tangible Assets (as defined herein), unless we provide that the debt securities will be secured equally and ratably with (or, at our option, prior to) such secured debt. The provisions described in the preceding sentence do not apply to, and there will be excluded in computing the aggregate amount of secured debt for purpose of such restriction, indebtedness secured by the following liens:

     o    liens existing as of the date of the Indenture;

     o liens relating to a contract that was entered into by us or any of our subsidiaries prior to the date of the Indenture;

     o liens on any property existing at the time of acquisition of the property (whether the acquisition is direct or by acquisition of stock, assets, or otherwise) by us or any of our subsidiaries, provided that those liens do not extend to or cover any property other than the property being acquired and fixed improvements then or later erected on the property;

     o liens on or relating to any property, including any contract rights relating to the property, acquired, constructed, refurbished or improved by us or any of our subsidiaries, including but not limited to liens to secure all or any part of the cost of construction, alteration, or repair of any building, equipment, facility or other improvement on, all or any part of such property, including any pipeline financing, after the date of the Indenture which are created, incurred or assumed contemporaneously with, or within 360 days after, the latest to occur of the acquisition (whether by acquisition of stock, assets or otherwise), completion of construction, refurbishment, or improvement, or the commencement of commercial operation, of the property (or, in the case of liens on contract rights, the completion of construction, or the commencement of commercial operation of the facility to which the contract rights relate, regardless of the date when the contract was entered into), to secure or provide for the payment of any part of the purchase price of the property or the cost of the construction, refurbishment, or improvement; provided, however, that in the case of any such acquisition, construction, refurbishment, or improvement, the lien will relate only to indebtedness reasonably incurred to finance the acquisition, construction, refurbishment, or improvement and will not extend to cover any other property other than fixed improvements then or later existing on the property;

     o liens securing indebtedness owing by any subsidiary to us or to any other subsidiary of ours;

     o liens in connection with the sale or other transfer in the ordinary course of business of (1) crude oil, natural gas, other petroleum hydrocarbons, or other minerals in place for a period of time until, or in an amount such that, the purchaser or other transferee will realize a specified amount of money (however determined) or a specified amount of the minerals, or (2) any other interest in property of the character commonly referred to as a "production payment";

     o liens on current assets to secure any indebtedness maturing (including any extensions or renewals of the indebtedness) not more than one year from the date of the creation of such lien; and

     o liens for the sole purpose of extending, renewing, or replacing in whole or in part the indebtedness secured by the liens referred to in each of the bullet points above, inclusive, or in this clause; provided, however, that the liens excluded pursuant to this clause will be excluded only in an amount not to exceed the principal amount of indebtedness secured at the time of the extension, renewal, or replacement, and that such extension, renewal, or replacement will be limited to all or part of the property subject to the lien extended, renewed, or replaced (plus refurbishment of, or improvements on or to, the property).

         "Attributable Debt" means, as to a lease under which any person is at the time liable that is required to be classified and accounted for as a Capitalized Lease Obligation on a person's balance sheet under GAAP, at any date as of which the amount of the Attributable Debt is to be determined, the total net amount of rent required to be paid by that person under the lease during the remaining primary term of the lease, discounted from the respective due dates of the rent to be paid to that date at the annual rate equal to the interest rate implicit in the lease. The net amount of rent required to be paid under the lease for that period will be the aggregate amount of rent payable by lessee with respect to that period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates, and similar expenses, or any amount required to be paid by the lessee thereunder contingent on the amount of revenues (or other similar contingent amounts). In the case of any lease that is terminable by the lessee upon the payment of a penalty, the net amount will also include the amount of the penalty, but no rent will be considered as required to be paid under the lease after the first date on which it may be so terminated. Notwithstanding the above, the term Attributable Debt excludes any amounts relating to any sale and leaseback transaction which we or a subsidiary of ours is permitted to enter into in accordance with the provisions described in the second and third sentences under the caption "Limitation on Sale and Leaseback Transactions."

         "Capitalized Lease Obligation" means, as applied to any person, the rental obligation, as described above, under any lease of any property (whether real, personal, or mixed) the discounted present value of the rental obligations of that person as lessee which, in conformity with GAAP, is required to be capitalized on the balance sheet of that person.

         "Consolidated Net Tangible Assets" means, with respect to us as of any date, our total assets as they appear on our most recently prepared consolidated balance sheet as of the end of a fiscal quarter, less (1) all liabilities shown on the consolidated balance sheet that are classified and accounted for as current liabilities or that otherwise would be considered current liabilities under GAAP; and (2) all assets shown on the consolidated balance sheet that are classified and accounted for as our intangible assets or that otherwise would be considered intangible assets under GAAP, including, without limitation, franchises, licenses, patents and patent applications, trademarks, brand names, and goodwill.

         "GAAP" means generally accepted accounting principles in the United States in effect on the date of application.

         Limitation on Sale and Leaseback Transactions

         Pursuant to the Indenture, neither we nor any of our subsidiaries may enter into, assume, guarantee, or otherwise become liable with respect to any direct or indirect arrangement with any person or to which any person is a party, providing for the leasing to us or a subsidiary of ours of any property, whether owned at the date of the Indenture or acquired afterwards, which has been or is to be sold or transferred by us or the subsidiary to that person or to any other person to whom funds have been or are to be advanced by the person on the security of the property (referred to in this prospectus as a "sale and leaseback transaction") involving any property, if the latest to occur of the acquisition, the completion of construction, or the commencement of commercial operation of the property will have occurred more than 180 days prior to any such action, unless after giving effect to that action the sum, without duplication, of (a) the aggregate principal amount of all secured debt (excluding indebtedness secured by the liens described in the exclusions to the restriction contained in the first sentence under "Limitations on Liens" above) and (b) all Attributable Debt relating to sale and leaseback transactions does not exceed 15% of our Consolidated Net Tangible Assets.

     o This restriction will not apply to any sale and leaseback transaction if, within 180 days from the effective date of the sale and leaseback transaction, we or the subsidiary apply an amount not less than the greater of:

     (a) either the net proceeds of the sale of the property leased pursuant to the arrangement, or

     (b) the fair value, in the opinion of our Board of Directors, of the property to retire the Funded Debt, including, for this purpose, any currently maturing portion of the Funded Debt, or to purchase other property having a fair value at least equal to the fair value of the property leased in the sale and leaseback transaction.

     o This restriction also does not apply to any sale and leaseback transaction:

          (x)  between us and any subsidiary or between any subsidiaries,

          (y)  entered into prior to the date of the Indenture, or

          (z) for which, at the time the transaction is entered into, the term of the related lease to us or the subsidiary of the property sold pursuant to the transaction is three years or less.

         "Funded Debt" means all indebtedness for borrowed money owed or guaranteed by us or any of our subsidiaries and any other indebtedness which, under GAAP, would appear as indebtedness on our most recent consolidated balance sheet, which matures by its terms more than 12 months from the date of the consolidated balance sheet or which matures by its terms in less than 12 months but by its terms is renewable or extendible beyond 12 months from the date of the consolidated balance sheet at the option of the borrower.

Modification, Waiver and Meetings

         We may, without the consent of any holders of outstanding debt securities, enter into supplemental indentures with the Trustee for the following purposes:

     o to add to our covenants for the benefit of the Holders or to surrender a right or power conferred upon us in the Indenture,

     o    to secure the debt securities,

     o    to establish the form or terms of any series of debt securities, or

     o to make certain other modifications, generally of a ministerial or immaterial nature. (Section 8.1)

         We may amend the Indenture for other purposes only with the consent of the holders of a majority in principal amount of each adversely affected series of outstanding debt securities. However, we may not amend the Indenture without the consent of the holder of each affected outstanding debt security for the following purposes:

     o to change the stated maturity of the principal of or premium, if any, or any installment of principal of or premium, if any, or interest on, any debt security or to reduce the principal amount of, the interest rate of, or any premium payable on the redemption of any debt security;

     o to reduce the principal amount of any debt security which is an original issue discount security that would be due upon a declaration of acceleration of that security's maturity;

     o to change the currency in which any debt security or any premium or the interest thereon is payable, to change the index, securities or commodities with reference to which or the formula by which the amount of principal of or any premium or interest thereon is determined;

     o to impair the right to institute suit for the enforcement of any payment on or with respect to any debt security after the stated maturity or redemption date of that debt security;

     o to reduce the percentage in principal amount of outstanding debt securities of any series for which the consent of the holders is required to modify or amend the Indenture or to waive compliance with certain provisions of the Indenture, or reduce certain quorum or voting requirements of the Indenture;

     o to change our obligation to maintain an office or agency in the places and for the purposes specified in the provisions of the Indenture described in "Payment of Notes" above; or

     o to modify the foregoing requirements or reduce the percentage of outstanding debt securities necessary to waive any past default. (Section 8.2)

         Except with respect to certain fundamental provisions, the holders of a majority in principal amount of outstanding debt securities of any series may waive past defaults with respect to that series. (Section 5.7)

Notices

         Notices to holders of the Notes will be given by mail to the addresses of such holders as they appear in the register maintained by the Trustee. (Section 1.6)

Defeasance

     If we deposit with the Trustee, money, governmental obligations or a combination thereof, sufficient to pay, when due, the principal, premium (if any) and interest due on the Notes, then we will be discharged from any and all obligations with respect to the Notes, except for certain continuing obligations to register the transfer or exchange of those debt securities, to maintain paying agencies and to hold moneys for payment in trust. (Sections 4.4, 4.6 and 4.7)

Governing Law

     The Indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York. (Section 1.11)

                                Book-Entry System

     If provided in the applicable pricing supplement, except under the circumstances described below, we will issue the Notes as one or more global Notes (each a "Global Note"), each of which will represent beneficial interests in the Notes. Each such beneficial interest in a Global Note is called a "Book-Entry Note" in this prospectus. We will deposit those Global Notes with, or on behalf of The Depository Trust Company, New York, New York ("DTC") or another depository which we subsequently designate (the "Depository") relating to the Notes, and register them in the name of a nominee of the Depository.

     So long as the Depository, or its nominee, is the registered owner of a Global Note, the Depository or its nominee, as the case may be, will be considered the owner of that Global Note for all purposes under the Indenture. We will make payments of principal of, any premium, and interest on the Global Note to the Depository or its nominee, as the case may be, as the registered owner of that Global Note. Except as set forth below, owners of a beneficial interest in a Global Note will not be entitled to have any individual Notes registered in their names, will not receive or be entitled to receive physical delivery of any Notes and will not be considered the owners of Notes under the Indenture.

     Accordingly, to exercise any of the rights of the registered owners of the Notes, each person holding a beneficial interest in a Global Note must rely on the procedures of the Depository. If that person is not a Direct Participant (as defined below), then that person must also rely on procedures of the Direct Participant through which that person holds its interest.

     DTC

     The following information concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but neither we nor any underwriter, dealer or agent take any responsibility for the accuracy of that information.

     DTC will act as the initial securities depository for the Global Notes. The Global Notes will be issued only as fully-registered securities registered in the name of Cede & Co., DTC's partnership nominee, or such other name as may be requested by an authorized representative of DTC. One fully-registered Note certificate will be issued for each issue of the Notes, each in the aggregate principal amount of such issue, and will be deposited with DTC or its custodian. If, however, the aggregate principal amount of any issue of Notes exceeds $400 million, one certificate will be issued with respect to each $400 million of principal amount and an additional certificate will be issued with respect to any remaining principal amount of such Notes.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

         Purchases of the Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners entered into the transactions. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

     To facilitate subsequent transfers, all Notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as requested by an authorized representative of DTC. The deposit of Notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of Notes may wish to take certain steps to augment transmission to them of notices of significant events with respect to the Notes, such as redemptions, tenders, defaults and proposed amendments to the security documents. Beneficial Owners of Notes may wish to ascertain that the nominee holding the Notes for their benefit has agreed to obtain and transmit notices to Beneficial Owners, or in the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.

     Redemption notices shall be sent to DTC. If less than all of the Notes within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

     Neither DTC nor Cede & Co., nor any other DTC nominee, will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the omnibus proxy).

     Principal and interest payments on the Notes will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail from us or the Trustee on the relevant payment date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC (nor its nominee), the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC, is our responsibility or that of the Trustee. Disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     A Beneficial Owner shall give notice to elect to have its Notes purchased or tendered by us, through its Participant, to the Trustee and shall effect delivery of such Notes by causing the Direct Participant to transfer the Participant's interest in the Notes, on DTC's records, to the Trustee. The requirement for physical delivery of Notes in connection with a demand for repayment will be deemed satisfied when the ownership rights in the Notes are transferred by Direct Participants on DTC's records and followed by a book-entry credit of tendered Notes to the Trustee's DTC account.

     DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Notes in certificated form are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository. In that event, Notes in certificated form will be printed and delivered.

     Neither we nor the Trustee will have any responsibility or obligation to the Depository, any Participant in the book-entry system or any Beneficial Owner with respect to (1) the accuracy of any records maintained by DTC or any Participant; (2) the payment by DTC or by any Participant of any amount due to any Participant or Beneficial Owner, respectively, in respect of the principal amount or purchase price or redemption price of, or interest on, any Notes; (3) the delivery of any notice by DTC or any Participant; (4) the selection of the Beneficial Owners to receive payment in the event of any partial redemption of the Notes; or (5) any other action taken by DTC or any Participant.

                              Plan of Distribution

     We are offering the Notes on a continuous basis through the agents named on the cover of this prospectus or the applicable pricing supplement (the "Agents"), who have agreed to use reasonable efforts to solicit purchases of the Notes. Initial purchasers may propose certain terms of the Notes, but we will have the sole right to accept offers to purchase Notes and may reject proposed purchases in whole or in part. Each Agent will also have the right, in its discretion reasonably exercised and without notice to us, to reject any proposed purchase of Notes in whole or in part. We will pay each Agent a commission ranging from .125% to .750% of the principal amount of Notes sold through such Agent, depending upon stated maturity or the effective maturity as dictated by combinations of options or other provisions found in the applicable pricing supplement.

     We may sell Notes directly to investors on our own behalf. In these cases, no commission or discount will be paid or allowed. In addition, we may accept offers from additional agents for the sale of particular Notes; provided that any such sale of Notes through such additional agents shall be on terms substantially similar, including the same commission schedule, as agreed to by the Agents. Such additional agents will be named in the applicable pricing supplement.

     We may also sell Notes to Agents as principals. Unless otherwise specified in the applicable pricing supplement, any Note sold to an Agent as principal will be purchased by the Agent at a price equal to 100% of the principal amount thereof, less a percentage equal to the commission applicable to an agency trade of identical stated maturity. Notes may be resold by an Agent to investors or other purchasers from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined by the Agent at the time of sale, or may be sold to certain dealers as described below. After the initial public offering of Notes to be resold to investors or other purchasers, the public offering price (in the case of Notes to be resold at a fixed offering price), the concession and the discount may be changed. In addition, any Agent may sell Notes to any dealer at a discount and, unless otherwise specified in an applicable pricing supplement, such discount allowed to any dealer will not be in excess of the discount to be received by the Agent from us.

     No Note will have an established trading market when issued. The Notes will not be listed on any securities exchange. The Agents may make a market in the Notes, but the Agents are not obligated to do so and may discontinue any market-making at any time without notice. There can be no assurance of a secondary market for any Notes, or that the Notes will be sold.

     Each Agent, whether acting as agent or principal, may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). We have agreed to indemnify each Agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Agents may be required to make in respect thereof. Each of the Agents and certain of their affiliates engage in transactions with and perform services for us and our affiliates in the ordinary course of business.

                                     Experts

     The  consolidated  financial  statements  and related  financial  statement schedule incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph referring to a change in PSNC's fiscal year and method of accounting for operating revenues), which is incorporated by reference into this prospectus and is so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                              Validity of the Notes

     McNair Law Firm, P.A., of Columbia, South Carolina, and H. Thomas Arthur, Esq., of Columbia, South Carolina, our Senior Vice President and General Counsel , or Sarena D. Burch, Esq., our Deputy General Counsel of PSNC, will pass upon the validity of the Notes for us. Thelen Reid & Priest LLP, of New York, New York, will pass upon the validity of the Notes for any underwriters, lenders or Agents. Thelen Reid & Priest LLP will rely as to all matters of South Carolina law upon the opinion of H. Thomas Arthur, Esq., or Sarena D. Burch, Esq., and as to all matters of North Carolina law upon the opinion of McNair Law Firm, P.A. From time to time, Thelen Reid & Priest LLP renders legal services to SCANA, our parent company, and certain of its subsidiaries.

     At October 31, 2001, H. Thomas Arthur, Esq. and Sarena D. Burch, Esq., owned beneficially 13,760 and 2,957, respectively, (and options to purchase
27,938 and 9,570), respectively, shares of SCANA's Common Stock, including shares acquired by the trustee under its Stock Purchase-Savings Program by use of contributions made by Mr. Arthur and Ms. Burch and earnings thereon and including shares purchased by the trustee by use of SCANA contributions and earnings thereon.

Glossary

         Set forth below are definitions of some of the terms used in this prospectus.

         "H.15(519)" means the weekly statistical release designated as "Statistical Release H.15(519), Selected Interest Rates" or any successor publication, published by the Board of Governors of the Federal Reserve System.

         "H.15 Daily Update" means the daily update of H.15(519), available through the Internet website of the Board of Governors of the Federal Reserve System at http://www.bog.frb.fed.us/releases/h15/update, or any successor site or publication.

         "Index Maturity" means, with respect to a Floating Rate Note, the period to maturity of the Note on which the interest rate formula is based, as indicated in the applicable pricing supplement.

         "Interest Determination Date" means the date as of which the interest rate for a Floating Rate Note is to be calculated, to be effective as of the following Interest Reset Date and calculated on the related Calculation Date (except in the case of LIBOR which is calculated on the related LIBOR Interest Determination Date). The Interest Determination Dates will be indicated in the applicable pricing supplement and in the Note.

         "Interest Reset Date" means the date on which a Floating Rate Note will begin to bear interest at the rate determined on any Interest Determination Date. The Interest Reset Dates will be indicated in the applicable pricing supplement and in the Note.

         "Money Market Yield" is the yield (expressed as a percentage rounded upwards, if necessary, to the next higher one-hundred-thousandth of a percentage point) calculated in accordance with the following formula:

                                         D x 360
              Money Market Yield = ----------------- x 100
                                      360 - (D x M)

where "D" refers to the per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal; and "M" refers to the actual number of days in the period for which interest is being calculated.

         "Principal Financial Center" means the capital city of the country that issues as its legal tender the Designated LIBOR Currency of such LIBOR Note, except that with respect to U.S. dollars, the Principal Financial Center shall be New York, New York.

         "Reuters Page" means the display on the Reuters Monitor Money Rates Service on the page designated in the applicable pricing supplement (or such other page as may replace that designated page on that service) for the purpose of displaying London interbank offered rates of major banks for the related Designated LIBOR Currency.

         "Spread" means the number of basis points specified in the applicable pricing supplement as being applicable to the interest rate for a Floating Rate Note.

         "Spread Multiplier" means the percentage specified in the applicable pricing supplement as being applicable to the interest rate for a Floating Rate Note.

      "Telerate" means Bridge Telerate, Inc. or any successor service.

         "Telerate Page" means the display on Telerate on the page designated in the applicable pricing supplement (or such other page as may replace that page on that service or such other service or services as may be nominated by the British Bankers Association) for the purpose of displaying London interbank offered rates for U.S. dollar deposits.

                                  $300,000,000





             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED










                                Medium-Term Notes


                             Due Nine Months or More
                               From Date of Issue









                                   Prospectus

                                   UBS Warburg
                           Credit Suisse First Boston
                         Banc of America Securities LLC
                            Wachovia Securities, Inc.


                                                                       ,

                                     PART II
                            INFORMATION NOT REQUIRED
                                  IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

      Securities and Exchange Commission filing fee               $75,000
      Printing Expense
                                                                   10,000#
      Blue Sky and Legal fees
                                                                   80,000#
      Rating Agency fees
                                                                   91,000#
      Trustee fees
                                                                   35,000#
      Accounting services
                                                                   20,000#
      Miscellaneous
                                                                   10,000#
           Total                                                 $321,000
                                                                 ========

      #Estimated

Item 15. Indemnification of Directors and Officers

         The South Carolina Business Corporation Act of 1988 permits indemnification of the registrant's directors and officers in a variety of circumstances, which may include indemnification for liabilities under the Securities Act. Under Sections 33-8-510, 33-8-550 and 33-8-560 of the South Carolina Business Corporation Act of 1988, a South Carolina corporation is authorized generally to indemnify its directors and officers in civil or criminal actions if they acted in good faith and reasonably believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. In addition, the registrant carries insurance on behalf of directors, officers, employees or agents that may cover liabilities under the Securities Act. The registrant's Restated Articles of Incorporation provide that no director of the registrant shall be liable to the registrant or its shareholders for monetary damages for breach of his fiduciary duty as a director occurring after April 26, 1989, except for (i) any breach of the director's duty of loyalty to the registrant or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) certain unlawful distributions or (iv) any transaction from which the director derived an improper personal benefit.

Item 16. Exhibits

         Exhibits required to be filed with this registration statement are listed in the following Exhibit Index. Certain of such exhibits which have heretofore been filed with the SEC and which are designated by reference to their exhibit numbers in prior filings are hereby incorporated herein by reference and made a part hereof.

Item 17. Undertakings

         The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                    (ii) to  reflect  in the  prospectus  any  facts  or  events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                    (iii)to include any  material  information  with  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, except for the assignment of a security rating pursuant to transaction requirement B.2. of Form S-3, which requirement the registrant reasonably believes will be met at the time of sale, and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, State of South Carolina, on December 19, 2001.

(REGISTRANT)           Public Service Company of North Carolina, Incorporated

                    By:   /s/W. B. Timmerman
(Name & Title):           W.  B.  Timmerman,  Chairman  of the  Board, Chief
                          Executive Officer and Director

         Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.

(i) Principal executive officer:

By:                        /s/W. B. Timmerman
(Name & Title):            W. B. Timmerman, Chairman of the Board, Chief
                           Executive Officer and Director
Date:                      December 19, 2001

(ii) Principal financial officer:

By:                        /s/K. B. Marsh
(Name & Title):            K. B. Marsh, Senior Vice President and Chief
                           Financial Officer
Date:                      December 19, 2001

(iii) Principal accounting officer:

By:                        /s/M. R. Cannon
(Name & Title):            M. R. Cannon, Controller
Date:                      December 19, 2001

(iv) Other Directors:

     * B. L. Amick;  J. A.  Bennett,  W. B.  Bookhart,  Jr.; H. C. Stowe;
H. M. Chapman;  E. T. Freeman;  L. M. Gressette,  Jr., W. H. Hipp; L. M. Miller,
D. M. Hagood; M. K. Sloan; W. C. Burkhardt; G. S. York; C. E. Zeigler, Jr.

* Signed on behalf of each of these persons by Kevin B. Marsh, Attorney-in-Fact




 Date:                                      December 19, 2001

             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                                  EXHIBIT INDEX

1.01   Form of Selling Agency Agreement (Previously filed)

2.01 Agreement and Plan of Merger dated as of February 16, 1999, as amended and restated as of May 10, 1999, by and among the Registrant, SCANA Corporation, New Sub I, Inc. and New Sub II, Inc. (Filed as Exhibit
       2.1 to Registration Statement No. 333-78227 on Forms S-4 and incorporated by reference herein)

3.01 By-Laws of the Registrant (formerly New Sub II, Inc.) as revised and amended on February 22, 2001 (Previously filed)

4.01 Indenture dated as of January 1, 1996 between the Company and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.08 to Registration Statement No. 333-45206 and incorporated by reference herein)

4.02 First Supplemental Indenture dated as of January 1, 1996, between the Company and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.09 to Registration Statement No. 333-45206 and incorporated by reference herein)

4.03 Second Supplemental Indenture dated as of December 15, 1996, between the Company and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.10 to Registration Statement No. 333-45206 and incorporated by reference herein)

4.04 Third Supplemental Indenture dated as of February 10, 2000, between the Company and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.11 to Registration Statement No. 333-45206 and incorporated by reference herein)

4.05 Fourth Supplemental Indenture dated as of February 12, 2001 between the Company and First Union National Bank of North Carolina, as Trustee (Previously filed)

4.06 PSNC $150 million medium-term note issued February 16, 2001 (Previously filed)

4.07   Form of the Medium Term Note (Previously filed)

5.01   Opinion of H. Thomas Arthur, Esq. re legality (Previously filed)

8.01   Opinion re Tax Matters (Not Applicable)

12.01  Statement Re Computation of Ratios (Filed herewith)

15.01  Letter re Unaudited Interim Financial Information (Not Applicable)

23.01  Consent of Deloitte & Touch LLP (Filed herewith)

23.02 Consent of H. Thomas Arthur, Esq. (Included in opinion filed as Exhibit 5.01)

24.01    Power of Attorney (Previously filed)

25.01 Statement of eligibility of First Union National Bank, as Trustee (Form T-1) (Previously filed)

26.01    Invitations for Competitive Bids (Not Applicable)


The Registrant agrees to furnish to the Securities and Exchange Commission upon request any instrument with respect to long-term debt that the Registrant has not filed as an exhibit pursuant to the exemption provided by Item 601(b)(4)(iii)(A) of Regulation S-K.






                                                                                                                  Exhibit 12.01
                                                    COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                    FISCAL YEARS ENDED DECEMBER 31, 2000 AND SEPTEMBER 30, 1999, 1998, 1997 AND 1996
                                                       AND TWELVE MONTHS ENDED SEPTEMBER 30, 2001
                                                                  (Millions of Dollars)

                                                 Twelve Months
                                                     Ended      Fiscal Year Ended
                                                 September 30,     December 31,           Fiscal Year Ended September 30,
                                                 -------------     ------------
                                                                                    -----------------------------------------------

                                                      2001             2000          1999        1998        1997       1996
                                                      ----             ----          ----        ----        ----       ----

    Fixed Charges as defined:
       Interest expense                               $22.0           $20.4          $18.3      $18.2       $17.4      $14.9
       Amortization of debt premium, discount
          and expense, net                              0.3             0.2            0.4        0.2         0.2        0.1
       Interest component on rentals                    0.3             0.1            0.1        0.1         0.1        0.1
----------------------------------------------- -------------- --------------------------------------------------------------------
----------------------------------------------- -------------- --------------------------------------------------------------------

   Total Fixed Charges (A)                           $22.6            $20.7          $18.8      $18.5       $17.7      $15.1
=============================================== ============== ====================================================================

   Earnings as defined:
       Pretax income from continuing                 $43.2            $45.1          $41.9      $41.1       $43.2      $39.6
operations
       Pre-tax earnings of equity investees           (5.2)            (5.4)         (1.0)       (0.1)       (0.5)          -
       Total fixed charges above                      22.6             20.7          18.8        18.5        17.7       15.1
       Distributed income of equity investees          7.9              2.7              -          -           -           -
----------------------------------------------- -------------- --------------------------------------------------------------------
----------------------------------------------- -------------- --------------------------------------------------------------------

    Total Earnings (B)                               $68.5            $63.1          $59.7      $59.5       $60.4      $54.7
=============================================== ============== ====================================================================
=============================================== ============== ====================================================================

   Ratio of Earnings to Fixed Charges (B/A)           3.03             3.05          3.18        3.22        3.41       3.62
=============================================== ============== ====================================================================
=============================================== ============== ====================================================================


                                                    Exhibit 23.01


INDEPENDENT AUDITOR'S CONSENT





We consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to Registration Statement No. 333-68516 of Public Service Company of North Carolina, Incorporated on Form S-3 of our report dated February 7, 2001, February 16, 2001 as to Note 15 (which expresses an unqualified opinion and includes an explanatory paragraph relating to a change in fiscal year and a change in the method of accounting for operating revenues) appearing in the Annual Report on Form 10-K of Public Service Company of North Carolina, Incorporated for the year ended December 31, 2000, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.





s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Columbia, South Carolina
December 19, 2001